UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___) *

LEADING BRANDS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

52170U-10-8
(CUSIP Number)

Ralph D. McRae
1800 – 1500 West Georgia Street
Vancouver, British Columbia, Canada V6G 2Z6
(604) 685-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52170U-10-8
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ralph D. McRae
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) Not Applicable
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 851,159
8. Shared Voting Power 485,200
9. Sole Dispositive Power 851,159
10. Shared Dispositive Power 485,200
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,336,359
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 7.9%
14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

     This statement relates to the Common Stock of Leading Brands, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia, Canada V6G 2Z6.

Item 2. Identity and Background.

     The name of the person filing this statement is Ralph D. McRae (the “Reporting Person”). The address of the Reporting Person is Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia, Canada V6G 2Z6. The Reporting Person is presently, principally occupied as the Chairman, President and Chief Executive Officer of the Issuer and a director and the President and the controlling stockholder of McRae Ventures, Inc., a British Columbia corporation. The principal business of McRae Ventures, Inc. is executive consulting and investment services. The address of McRae Ventures, Inc. is 1500 – 1055 West Georgia Street, Vancouver British Columbia, Canada V6E 4N7. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding, in either case, of any type specified in Item 2(d) or (e) of Schedule 13D. The Reporting Person is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired the shares owned by the Reporting Person pursuant to open market purchases and the exercise of derivative securities of the Issuer using personal funds of the Reporting Person, including 500,000 shares on October 5, 2006 pursuant to the exercise of a stock option granted by the Issuer to the Reporting Person on May 1, 2001 to purchase 500,000 shares at $1.19 per share that would have expired on October 28, 2006 using personal funds of the Reporting Person.

     The Reporting Person may be deemed to be an indirect beneficial owner of shares beneficially owned and/or held by or for the account or benefit of the spouse of the Reporting Person. The spouse of the Reporting Person acquired the shares owned and/or held by or for the account or benefit of the spouse of the Reporting Person pursuant to open market purchases using personal funds of the spouse of the Reporting Person.

     The Reporting Person is a director and the controlling stockholder of BBI Holdings Inc., a British Columbia corporation. The Reporting Person may be deemed to be an indirect beneficial owner of shares beneficially owned and/or held by or for the account or benefit of BBI Holdings Inc. BBI Holdings Inc. acquired the shares owned and/or held by or for the account or benefit of BBI Holdings Inc. pursuant to open market and private purchases using working capital and borrowings of BBI Holdings Inc.

     The Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that the Reporting Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise the beneficial owner of any securities covered by this statement.

Item 4. Purpose of the Transaction.

     The Reporting Person acquired the shares owned by the Reporting Person for investment purposes. Other than any plans or proposals described in this statement, the Reporting Person currently has no plans or proposals which relate to or would result in any action or event enumerated in clause (a) through (j), inclusive, of Item 4 of the General Instructions to Schedule 13D.

     The Reporting Person may, at any time without notice, (i) acquire additional securities of the Issuer or dispose of securities of the Issuer pursuant to open market or private transactions or otherwise and/or (ii) formulate plans and/or proposals which relate to the Issuer and/or the securities of the Issuer (including, without limitation, plans and/or proposals which relate to or would result in an action and/or event enumerated in clause (a) through (j) of Item 4 of the General Instructions to Schedule 13D), in any case, to the extent deemed necessary, advisable, and/or desirable in light of the investment policies and/or purposes of the Reporting Person and/or in connection with and/or as a result of various factors (including, without limitation, any present, expected, and/or future value of the securities of the Issuer, the business, financial condition, results of operations, and prospects of the Issuer, general economic, financial, and/or industry conditions, and/or any action and/or event enumerated in clause (a) through (j), inclusive, of Item 4 of the General Instructions to Schedule 13D). The Reporting Person may review the investment of the Reporting Person in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon this review, the Reporting Person may take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Person or otherwise acquired by the Reporting Person in open market or private transactions or otherwise.

     Any transactions in the Common Stock that were effected during the past sixty days by the Reporting Person are described under Item 5 of this statement.

Item 5. Interest in Securities of the Issuer.

          (a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each person named in Item 2 of this statement:

	Aggregate Number of Shares of	Percentage of
	Common Stock	Common Stock
Person	Beneficially Owned	Beneficially Owned
Ralph D. McRae	1,336,359 (1) (2) (3)	7.9%

(1)

Includes (i) 351,159 shares beneficially owned directly by, and/or held by or for the account or benefit of, the Reporting Person and (ii) 500,000 shares issuable by the Issuer to the Reporting Person pursuant to a stock option granted by the Issuer to the Reporting Person on May 1, 2001 at an exercise price of $1.00 per share that expires on March 1, 2010.

(2)	Includes 15,200 shares beneficially owned directly by, and/or held by or for the account or benefit of, the spouse of the Reporting Person.

(3)	Includes 470,000 shares beneficially owned directly by, and/or held by or for the account or benefit of, BBI Holdings Inc.

          (b) Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page(s).

          (c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by each person named in response to paragraph (a) of Item 5 of this statement:

Transaction		Shares	Shares	Price Per	Description of
Date	Person	Acquired	Disposed	Share ($)	Transaction
October 4, 2006	Ralph D. McRae		77,000	5.00 - 5.13	Open Market Sale
October 5, 2006	Ralph D. McRae	500,000		1.19	(1)
October 5, 2006	Ralph D. McRae		43,000	5.00 - 5.10	Open Market Sale
October 6, 2006	Ralph D. McRae		6,937	5.00 - 5.02	Open Market Sale
October 10, 2006	Ralph D. McRae		30,563	4.75 - 5.00	Open Market Sale
October 11, 2006	Ralph D. McRae		16,406	4.65 - 4.75	Open Market Sale
October 12, 2006	Ralph D. McRae		28,393	4.25 - 4.36	Open Market Sale
October 13, 2006	Ralph D. McRae		10,371	4.42 - 4.50	Open Market Sale
October 16, 2006	Ralph D. McRae		37,330	4.25 - 4.35	Open Market Sale

(1)	On October 5, 2006, the Reporting Person acquired 500,000 shares pursuant to the exercise of a stock option granted by the Issuer to the Reporting Person on May 1, 2001 to purchase 500,000 shares at $1.19 per share that would have expired on October 28, 2006 using personal funds of the Reporting Person.

     Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any person named in response to paragraph (a) of Item 5 of this statement.

          (d) The spouse of the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned directly by, and/or held by or for the account or benefit of, the spouse of the Reporting Person. BBI Holdings Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned directly by, and/or held by or for the account or benefit of, BBI Holdings Inc.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:	October 25, 2006	By:	/s/ Ralph D. McRae
		Name:	Ralph D. McRae
		Title:	President and Chief Executive Officer